SNIPP INTERACTIVE INC.

SNIPP WELCOMES SUSAN DONIZ, TECHNOLOGY AND MARKETING EXPERT

ONTO ITS BOARD OF DIRECTORS

February 9, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has appointed Susan Doniz onto its board of directors. Ms. Doniz has built an impressive career leading technology, digital and product strategies across various global firms, and her experience will help guide Snipp’s expansion into new markets.

“We are very excited that Susan has agreed to be on our board,” said Atul Sabharwal, CEO of Snipp Interactive. “As we continue to scale Snipp, we will benefit immensely from her thought leadership and expertise in creating and delivering transformational marketing strategies. We believe her strong experience in building global businesses across both developed and emerging markets, will be extremely valuable as Snipp continues to grow around the world.”

Named as one of Canada’s most powerful women in 2011, Ms. Doniz is a much sought after media voice and currently serves as corporate board director of retail liquor stores, as well as Cymax, one of the fastest growing online furniture retailers. She is also a board member of several not-for-profit organizations such as Women’s College Hospital Foundation, the Board of Trustees Ontario Science Centre; and serves on the Advisory Boards of the University of California at Irvine.

Previously she served as the Global CIO, Digital and Product leader at the world’s largest loyalty and data analytics company, Aimia. Prior to joining Aimia, Ms. Doniz held a variety of leadership roles with Procter & Gamble, including CIO Beauty and Grooming, where she led a transformational program to digitize P&G from molecule to shelf.

Ms. Doniz has lived and worked in both developed (Canada, US and Europe) and emerging markets (throughout Latin America) and speaks multiple languages. Highly committed to talent development, she continues to mentor established and recognized leaders, as well as emerging top talent across functions and other countries.

“I am delighted to join the Board of Directors for Snipp, and look forward to working with their dynamic management team,” said Ms. Doniz. “With their extremely rapid growth across products and markets, it is an exciting time to be part of their journey, and I look forward to contributing to their continued success in any way I can.”

Ms. Doniz’s appointment to the Company’s board of directors is subject to TSX Venture Exchange approval.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.